Filed Pursuant to Rule 424(b)(5)

Registration No. 333-275843

Supplement No. 1 to Prospectus Supplement dated March 21, 2024

Up to $15,892,853

Shares of Common Stock

This supplement no. 1 dated August 30, 2024, or this supplement, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated March 21, 2024, which we refer to as the initial prospectus supplement, relating to the offer and sale, from time to time, of shares of our common stock to or through A.G.P./Alliance Global Partners, or A.G.P., acting as our sales agent, in accordance with the terms of a sales agreement dated March 21, 2024, we entered into with A.G.P. This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the initial prospectus supplement, including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the initial prospectus supplement and this supplement, you should rely on the information in this supplement. Any information that is modified or superseded in the initial prospectus supplement shall not be deemed to constitute a part of the initial prospectus supplement, except as modified or superseded by this supplement.

The sales agreement with A.G.P. provides that we may issue and sell additional shares of our common stock within the maximum amount registered on our universal shelf registration statement on Form S-3, registration no. 333-275843, from time to time to or through A.G.P., acting as our sales agent. However, due to the offering limitations applicable to us under General Instruction I.B.6. of Form S-3 and the aggregate market value of our public float as of the date of the initial prospectus supplement (which was $21,026,712), the initial prospectus supplement contemplated that we could offer and sell, from time to time, shares of our common stock having an aggregate gross sales price of up to $7,000,000 pursuant to the initial prospectus supplement.

As of August 26, 2024, the aggregate market value of our outstanding common stock held by non-affiliates, or our public float, was approximately $48,160,160 (approximately $27,073,581 higher than our public float as of March 21, 2024, the date of the initial prospectus supplement), which amount is based on 94,431,688 outstanding shares of common stock held by non-affiliates and a per share price of $0.51, which was the last reported sale price of our common stock on the NYSE American on July 2, 2024. Accordingly, under the terms of the sales agreement, we may offer and sell through the initial prospectus supplement, as amended and supplemented by this supplement, shares of common stock having an aggregate offering price of up to $15,892,853 (approximately $8,892,853 higher than the value of shares previously covered by the initial prospectus supplement) from time to time to or through A.G.P., acting as our sales agent.

We have sold $7,030,000 of securities pursuant to General Instruction I.B.6. of Form S-3 during the 12 calendar month period that ends on and includes the date of this supplement. As a result of such prior sales, as of the date of this supplement, shares of common stock having an aggregate gross sales price of up to $8,892,853 remain available for offer and sale under the sales agreement through the initial prospectus supplement, as amended and supplemented by this supplement. If our public float subsequently increased such that we could sell additional amounts of our common stock pursuant to General Instruction I.B.6. of Form S-3, we would file another supplement to the initial prospectus supplement prior to making any sales of common stock under the sales agreement in excess of the amount of common stock covered by the initial prospectus supplement, as amended by this supplement.

Our common stock is listed on the NYSE American under the symbol “OPTT.” The last reported sale price of our common stock on the NYSE American on August 29, 2024 was $0.18 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” in the prospectus and in our reports filed with the Securities and Exchange Commission which are incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus, as supplemented by this supplement, is truthful or complete. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this supplement is August 30, 2024